# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Good Beer LLC

## Profit and Loss

### January - December 2019

|  | TOTAL |
|---|---:|
| Income |  |
| **Total Income** |  |
| GROSS PROFIT | **$0.00** |
| Expenses |  |
|   Advertising & Marketing | 200.00 |
|   Bank Charges & Fees | 15.00 |
|   Car & Truck | 1,446.98 |
|   Contractors | 9,680.00 |
|   Fixtures, Finishes, & Equipment | 9,439.25 |
|   Insurance | 924.03 |
|   Legal & Professional Services | 2,821.27 |
|   Meals & Entertainment | 1,092.38 |
|   Office Supplies & Software | 502.79 |
|   Salaries & Wages | 6,200.00 |
|   Taxes & Licenses | 300.00 |
|   Travel | 227.06 |
| **Total Expenses** | **$32,848.76** |
| NET OPERATING INCOME | **$ -32,848.76** |
| NET INCOME | **$ -32,848.76** |

# Good Beer LLC

## Balance Sheet

### As of December 31, 2019

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Business Fundamentals Chk (2246) | 158,184.36 |
| **Total Bank Accounts** | **$158,184.36** |
| Other Current Assets | |
| Uncategorized Asset | 7,900.00 |
| **Total Other Current Assets** | **$7,900.00** |
| **Total Current Assets** | **$166,084.36** |
| **TOTAL ASSETS** | **$166,084.36** |
| **LIABILITIES AND EQUITY** | |
| **Total Liabilities** | |
| Equity | |
| Owner's Pay & Personal Expenses | -1.59 |
| Retained Earnings | -26,065.29 |
| Stackmend 1, LLC Capital Account | 225,000.00 |
| Net Income | -32,848.76 |
| **Total Equity** | **$166,084.36** |
| **TOTAL LIABILITIES AND EQUITY** | **$166,084.36** |

# Good Beer LLC

## Statement of Cash Flows
### January - December 2019

|  | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | -32,848.76 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Uncategorized Asset | -7,900.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-7,900.00** |
| **Net cash provided by operating activities** | **$ -40,748.76** |
| FINANCING ACTIVITIES | |
| Owner's Pay & Personal Expenses | -1.59 |
| **Net cash provided by financing activities** | **$ -1.59** |
| NET CASH INCREASE FOR PERIOD | **$ -40,750.35** |
| Cash at beginning of period | 198,934.71 |
| CASH AT END OF PERIOD | **$158,184.36** |

# Good Beer LLC

## Profit and Loss

### January - December 2020

|  | TOTAL |
|---|---:|
| Income |  |
| **Total Income** |  |
| GROSS PROFIT | **$0.00** |
| Expenses |  |
|   Advertising & Marketing | 5,429.79 |
|   Car & Truck | 2,973.30 |
|   Contractors | 71,524.89 |
|   Fixtures, Finishes, & Equipment | 9,014.46 |
|   Insurance | 610.97 |
|   Legal & Professional Services | 5,865.43 |
|   Meals & Entertainment | 316.65 |
|   Office Supplies & Software | 1,011.07 |
|   Other Business Expenses | 1,890.70 |
|   Rent & Lease | 845.00 |
|   Repairs & Maintenance | 400.00 |
|   Salaries & Wages | 3,325.00 |
|   Taxes & Licenses | 4,574.54 |
| **Total Expenses** | **$107,781.80** |
| NET OPERATING INCOME | **$ -107,781.80** |
| NET INCOME | **$ -107,781.80** |

# Good Beer LLC

## Balance Sheet

### As of December 31, 2020

| | TOTAL |
|---|---:|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|    Academy Checking | 99,967.00 |
|    Business Fundamentals Chk (2246) | 300,402.56 |
|   **Total Bank Accounts** | **$400,369.56** |
|   Other Current Assets | |
|    Uncategorized Asset | 7,900.00 |
|   **Total Other Current Assets** | **$7,900.00** |
|   **Total Current Assets** | **$408,269.56** |
| **TOTAL ASSETS** | **$408,269.56** |
| **LIABILITIES AND EQUITY** | |
|   **Total Liabilities** | |
|   Equity | |
|    Opening Balance Equity | 99,967.00 |
|    Owner's Investment | 250,000.00 |
|    Owner's Pay & Personal Expenses | -1.59 |
|    Retained Earnings | -58,914.05 |
|    Stackmend 1, LLC Capital Account | 225,000.00 |
|    Net Income | -107,781.80 |
|   **Total Equity** | **$408,269.56** |
| **TOTAL LIABILITIES AND EQUITY** | **$408,269.56** |

# Good Beer LLC

## Statement of Cash Flows

### January - December 2020

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -107,781.80 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| **Net cash provided by operating activities** | **$ -107,781.80** |
| FINANCING ACTIVITIES | |
| Opening Balance Equity | 99,967.00 |
| Owner's Investment | 250,000.00 |
| **Net cash provided by financing activities** | **$349,967.00** |
| NET CASH INCREASE FOR PERIOD | **$242,185.20** |
| Cash at beginning of period | 158,184.36 |
| CASH AT END OF PERIOD | **$400,369.56** |

# Good Beer LLC

## Balance Sheet

### As of March 16, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Academy Checking | 49,983.50 |
| Business Fundamentals Chk (2246) | 197,390.05 |
| **Total Bank Accounts** | **$247,373.55** |
| Other Current Assets | |
| Uncategorized Asset | 7,900.00 |
| **Total Other Current Assets** | **$7,900.00** |
| **Total Current Assets** | **$255,273.55** |
| **TOTAL ASSETS** | **$255,273.55** |
| **LIABILITIES AND EQUITY** | |
| **Total Liabilities** | |
| Equity | |
| Opening Balance Equity | 99,967.00 |
| Owner's Investment | 250,000.00 |
| Owner's Pay & Personal Expenses | -1.59 |
| Retained Earnings | -166,695.85 |
| Stackmend 1, LLC Capital Account | 225,000.00 |
| Net Income | -152,996.01 |
| **Total Equity** | **$255,273.55** |
| **TOTAL LIABILITIES AND EQUITY** | **$255,273.55** |

I, Eric Flanagan, certify that:

1. The financial statements of Good Beer LLC. included in this Form are true and complete in all material respects; and
2. The tax return information of Good Beer LLC. included in this Form reflects accurately the information reported on the tax return for Good Beer LLC. for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature     *Eric Flanagan*

Name:     Eric Flanagan

Title:     Owner